Mail Stop 3561
	March 16, 2006

David F. Dyer
Chief Executive Officer and President
Tommy Hilfiger Corporation
9/F, Novel Industrial Building
850-870 Lai Chi Kok Road
Cheung Sha Wan, Kowloon
Hong Kong

          Re:	Tommy Hilfiger Corporation
	Amendment No. 2 to Preliminary Proxy Statement on Schedule
14A
	Filed March 10, 2006
	File No. 1-11226

Dear Mr. Dyer:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have on our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger, page 19

Background of the Merger, page 19

1. With respect to the disclosure regarding the March and April
2005
discussions with Messrs. Gehring and Onnink held with private equity firms and our March 16, 2006 telephonic conference concerning those meetings, please confirm to us that Messrs. Gehring and Onnink did not have access to confidential projected financial information for either Tommy Hilfiger Corporation or any of the operating segments other than Tommy Hilfiger Europe.

2. Please advise us of the type of financial projections that Messrs.
Gehring and Onnink provided to the private equity firms in March and
April 2005. In this response, please discuss the financial statement line items and the time periods for which projections were provided.

3. We note your response to comment 2 in our letter dated March 7, 2006. Please revise the amended disclosure to indicate that Messrs.
Gehring and Onnink would become directors of the surviving company as a result of their negotiations with Apax.


* * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Matthew Benson at (202) 551-3335 or Ellie
Quarles, Special Counsel, at (202) 551-3238 with any questions you may have.


						Sincerely,



								H. Christopher Owings
								Assistant Director



cc:	Michael Gat, Esq.
	Wachtell, Lipton, Rosen & Katz
	Via Fax - (212) 403-2310
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David F. Dyer
Tommy Hilfiger Corporation
March 16, 2006
Page 1